

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 2, 2008

Mr. Derek Bartlett
President
Newport Gold, Inc.
220 - 1495 Ridgeview Drive
Reno, NV 89509

Re: Newport Gold, Inc.
Form 8-K Filed April 30, 2008
File No. 000-52214

Dear Mr. Bartlett:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K Filed April 30, 2008

1.   The Commission File Number included on your Form 8-K appears to be inconsistent with the Commission File Number on record of 000-52214. Please ensure that future forms and filings include the appropriate file number.

2.   Please include your IRS Employer Identification Number on the cover page of all future filings, where required.

3.   We note your disclosure that the financial statements for the period ended
        September 30, 2007 should no longer be relied upon. Please tell us whether this
        disclosure is the result of your own conclusions or the result of having been
        advised or otherwise notified by your independent accountant in order to prevent
        future reliance on a previously completed interim review.

        If your disclosure is the result of your own conclusions, please amend your filing
        to disclose the date of your conclusion as required by Item 4.02(a)(1) of Form 8-
        K.

        If your disclosure is the result of advisement or notification from your
        independent accountant, please amend your filing to include the items required to
        be disclosed by Item 4.02(b) of Form 8-K and include the letter from your
        independent accountant as an exhibit as required by Item 4.02(c) of Form 8-K.

4.   In your annual report for the year ended December 31, 2007, filed on April 15,
        2008, we note that your certifying officers have concluded that your internal
        controls over financial reporting are ineffective, but that your disclosure controls
        and procedures are effective. Please tell us whether your certifying officers had
        considered the error in your previously-issued financial statements when they
        concluded upon the effectiveness of your disclosure controls and procedures.
        Please tell us the basis for their conclusion in light of the error. In your response,
        consider elaborating upon the cause of the error so as to clarify how the error is
        not an indication of ineffective disclosure controls and procedures.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact James Giugliano at (202) 551-3319 or Jennifer O'Brien at (202) 551-3721 if you have questions regarding the comments. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief